RIMONABANT ACCEPTED FOR FILING BY THE FDA

Paris, France - June 23, 2005 - Sanofi-aventis announced today that the United States Food and Drug Administration (FDA) has accepted for filing the company’s New Drug Application (NDA) for rimonabant, the first agent in a new therapeutic class known as selective cannabinoid type 1 (CB1) blockers.

Rimonabant, discovered and developed by sanofi-aventis, is thought to represent a new approach for the comprehensive management of cardiovascular risk factors. The compound has been studied to date in over 6,500 overweight and obese adults for up to 2 years.

Despite therapeutic advances in recent decades, cardiovascular disease remains the leading cause of mortality worldwide. Current treatments generally target risk factors individually, rather than providing a comprehensive management approach to such cardiovascular risks as dyslipidemia, abdominal obesity and insulin resistance, which comprise the metabolic syndrome.

As the first selective CB1 blocker, the effects of rimonabant on lipid and glucose metabolism, insulin resistance and reduced intra-abdominal adiposity, evidenced by a reduction in waist circumference, have been studied. Abdominal obesity is recognized as a significant risk factor in the development of cardiovascular disease.

Rimonabant also has been studied by sanofi-aventis as an aid to smoking cessation based on studies for up to one year in over 6,500 smokers motivated to quit smoking.

A Marketing Authorization Application to the European Medicines Agency (EMEA) for rimonabant has also been submitted.

About sanofi-aventis
Sanofi-aventis is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements
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The sanofi-aventis Group conducts business in the U.S. through its affiliates Sanofi-Synthelabo Inc. and Aventis Pharmaceuticals Inc.

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